UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) July 9, 2019

NDN BV, INC.

(Exact name of registrant as specified in its charter)

Wyoming	024-10917	83-1011129
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

19901 Southwest Freeway, #203 Sugar Land, Texas 77479
(Address of principal executive offices) (zip code)

(855) 262-4561
(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 1FUNDAMENTAL CHANGES

StartEngine Crowdfunding, Inc. (‘StartEngine”)

StartEngine has advised the Company that it has decided not to be an engagement partner of the Company. There is no ongoing relationship between StartEngine and the Company.

The Company currently has no engagement partner assisting it in its efforts to raise funds. It will seek other potential engagement partners but cannot provide any assurances about the likelihood of success in this effort.

ITEM 9OTHER EVENTS

The Company has commenced sales and has increased its numbers of officers and directors to include:

Eric Dicesare - 57 - will be Chief Executive Officer and Director and will devote 50% of his time to the Company. He has over 35 years of experience, principally as an independent contractor, designing, directing, and facilitating professional education and training programs for a wide variety of restaurant and beverage clients. He is a graduate of Oral Roberts University.

Melissa Carroll -48 – will be Chief Operating Officer and Director and will devote 50% of her time to the Company. Since 2008, Ms. Carroll has operated a private company, Total Asylem Marketing & PR, which is based in Las Vegas, NV and specializes in assisting clients in marketing, public relations and administrative needs. She attended Northlake College in Irving, TX.

Ed McGrath  - 62 – will be Chief Sales Officer and Director and will devote 50% of his time to the Company.  He has more than 20 years of experience serving as an independent contractor assisting brewers to introduce their products to market. He is a graduate of Cal State University – East Bay.

Jayesh Patel will remain with the Company as Chairman of the Board.

Other Matters

Krishnakumar (Kumi) Kalantri has advised the Company that he can no longer function as Chief Operating Officer because of his commitments to other projects. There are no disagreements between Mr. Kalantri and the Company. He will provide advice to the Company going forward.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

NDN BV, Inc:

By:

/s/ Jayesh Patel

Jayesh Patel, Chairman

Date 07/09/2019